Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390- After Issuance of Stock)

1.	Name of Corporation: ONLINE PRODUCTION SERVICES, INC.

2.	The articles have been amended as follows (provide article numbers, if available): Article I: The name of the Corporation is WAVENETWORX, INC

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of in corporation have voted in favor of the amendment is:    51% of the issues and outstanding stock.

4.	Effective date of filing (optional): N/A

5.	Officer Signature (required): Aerock Fox, President